SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes                     No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 12, 2007               By:  /s/ Victor DiTommaso___________________

                                                                Victor DiTommaso, Vice President Finance

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Intertape Polymer Group’s Third Quarter Results Reflect Progress

•

Company posts first quarterly profit since 2005

•

Adjusted EBITDA up 12% quarter-over-quarter to $20.6 million

•

Sales up 7.9% quarter-over-quarter to $201.9 million

•

SG&A as a percentage of sales continues to decrease

Montréal, Québec and Bradenton, Florida – November 12, 2007 – Intertape Polymer Group Inc. (TSX: ITP; NYSE: ITP) (“Intertape” or the “Company”) today released results for the third quarter and nine months ended September 30, 2007.  All dollar amounts are US denominated unless otherwise indicated.

“Intertape’s third quarter showed improvement in all key areas.  The most important measurement management uses to evaluate performance is Adjusted EBITDA.  We continue to progress with our third quarter Adjusted EBITDA of $20.6 million, an improvement of $8.9 million over the previous year and $2.2 million or 12% over the second quarter of this year.  During the quarter we also completed a Rights Offering and reduced our long-term debt by $60.0 million.  Debt reduction is one of the Board’s focuses as a means to increase value to our shareholders,” stated Melbourne F. Yull, Executive Director.

A reconciliation of the Company’s Adjusted EBITDA, a non-GAAP financial measure, to GAAP net earnings, is set out in the EBITDA and Adjusted EBITDA reconciliation table in the section entitled “EBITDA”.

Operating results

Net earnings for the third quarter of 2007 were $1.0 million or $0.02 per share, both basic and diluted, compared to a loss of $123.3 million or $3.01 per share, both basic and diluted, for the third quarter of 2006.  Net loss for the nine months ended September 30, 2007 totaled $7.7 million or $0.19 per share, both basic and diluted, compared to a net loss of $151.5 million or $3.70 per share, both basic and diluted, for the same period in 2006.

Excluding accelerated amortization of debt issue expenses, manufacturing facility closures, strategic alternatives and other charges and impairment of goodwill (all net of related taxes) adjusted net earnings for the third quarter resulted in a profit of $2.7 million or $0.07 per share, both basic and diluted, and a year-to-date adjusted net loss of $0.7 million or $0.02 per share, both basic and diluted.

Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items and manufacturing facility closures costs in each period. Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings to net earnings is set out later in this press release.

During the third quarter of 2007, Intertape recorded manufacturing facility closures, strategic alternatives and other charges of $1.3 million, substantially all of which was related to the recently concluded strategic alternatives process.  This compares to the $16.0 million in such charges during the third quarter a year ago.

Sales

Intertape’s sales increased for the second consecutive quarter, after three consecutive quarters of decline.  Sales for the third quarter were $201.9 million, a 7.9% improvement over this year’s second quarter sales of $187.1 million.  This includes a 3.6% increase in sales volume with the balance of the increase attributable to selling price increases and product mix.  A portion of this sequential sales volume improvement is the result of new engineered coated products commercialized this year and which have recently been introduced into new markets.  This volume growth was realized despite the fact that the Company is not yet experiencing increased sales volumes related to the overall demand for products in its largest end use market, residential construction. The Company’s year-over-year sales grew 3.5% from the $195.1 million recorded in the third quarter of 2006. This improvement includes a 1.8% increase in sales volume with the balance of the increase due to selling price increases and product mix.

Sales for the first nine months of 2007 were $575.8 million compared to $624.9 million for the same period in 2006, a decrease of 7.9%.  This result includes a 7.1% decline in sales volume with the balance of the decline due to selling price decreases.  The year-to-date sales volume decline compared to the first nine months of 2006 is the result of a decline in commercial activity within key markets of the Company’s engineered coated products, including the residential construction market, a decline in the sale of North American tape products and consumer customer account rationalization as well the previous uncertainties surrounding the Company.

Gross profit

Gross profit for the third quarter totaled $30.8 million at a gross margin of 15.3%, as compared to gross profit of $25.7 million for the third quarter of 2006 at a gross margin of 13.2%.  The margin improvement in 2007 is due to improved year-over-year sales volumes and lower manufacturing expenses.  Gross margins for the third quarter of 2007 improved slightly from second quarter gross margins of 15.2%.

The gross profit and gross margin for the nine months of 2007 were $86.6 million and 15.0% respectively, compared to $94.8 million and 15.2% for the nine months of 2006.

SG&A as a % of sales continues to decrease

Third quarter selling, general and administrative (SG&A) expenses were $17.5 million (8.7% of sales), compared to $21.4 million for the third quarter of 2006 (11.0% of sales).   SG&A expenses for the first nine months of 2007 decreased $13.7 million to $52.5 million (9.1% of sales) compared to $66.2 million (10.6% of sales) for the same period in 2006.  This year’s decrease in SG&A expenses is a result of the cost reduction initiatives the Company began in the second half of 2006 and which was completed in the first quarter of 2007.  The cost reduction program has resulted in the Company incurring $13.7 million less SG&A expense in the first nine months of 2007 compared to 2006.

EBITDA on an upward trend

EBITDA continued to grow substantially and was $19.3 million for the third quarter compared to ($124.3 million) for the same quarter a year ago.  Adjusted EBITDA for the third quarter rose to $20.6 million from $11.7 million for the corresponding period last year. This marks the third consecutive quarter of meaningful improvement from the third and fourth quarters of 2006 when Adjusted EBITDA was between $11.0 and $12.0 million in each quarter.  It was also the Company’s highest adjusted EBITDA margin since the second quarter of 2006.

In addition, the third quarter performance reflects a 12.0% improvement over the Adjusted EBITDA of $18.4 million reported in the second quarter of 2007 and a 25.6% improvement over the adjusted EBITDA of $16.4 million reported for the first quarter of 2007.  Adjusted EBITDA margin for the third quarter was 10.2% compared to 6.0% in the same quarter a year ago and up from the 9.8% recorded in the second quarter of 2007.

EBITDA Reconciliation to Net Earnings (in millions of US dollars)
For the three months ended,	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept 30, 2006	June 30, 2006
	$	$	$	$	$	$
Net earnings (loss) – as reported	1.0	(8.1)	(0.6)	(15.2)	(123.3)	(18.2)
Add back (deduct): Financial expenses, net of amortization	5.9	5.5	6.0	5.5	6.5	6.0
Income taxes (recovery)	1.6	7.8	(0.4)	1.4	(17.2)	(9.3)
Depreciation and amortization	10.8	8.8	9.0	9.4	9.7	8.6
EBITDA	19.3	14.0	14.0	1.1	(124.3)	(12.9)
Manufacturing facility closures, strategic alternatives and other charges	1.3	4.4	2.4	10.1	16.0	32.4
Impairment of goodwill					120.0
Adjusted EBITDA	20.6	18.4	16.4	11.2	11.7	19.5
Adjusted EBITDA margin	10.2%	9.8%	8.8%	6.0%	6.0%	10.0%

The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA and Adjusted EBITDA reconciliation table above.

Cash flow from operations

Cash flow from operations before changes in non-cash working capital items reached $14.4 million for the third quarter of 2007 compared with $1.0 million for the third quarter of 2006.  This improvement stems from increased profitability in 2007 including lower cash charges related to the strategic alternatives process and other charges.  Cash flow from operations before changes in non-cash working capital items was $30.0 million for the nine months ended September 30, 2007 and $11.3 million for the same period a year earlier.

Non-cash working capital items used $6.8 million in cash for the third quarter, compared with providing $16.7 million during the same period in 2006.  Changes in non-cash working capital items in the third quarter of 2007 were primarily the result of a $4.7 million increase in trade receivables, reflecting higher sales.  Last year’s cash generation essentially resulted from a $19.1 million decrease in trade receivables between June 30, 2006 and September 30, 2006.  Changes in non-cash working capital items used $8.3 million in cash for the nine months ended September 30, 2007 compared with providing $26.7 million in liquidity during the same period in 2006.

As a result, cash flow from operating activities stood at $7.6 million for the three months ended September 30, 2007 and at $21.7 million for the nine-month period.  In 2006, cash flow from operating activities reached $17.7 million in the third quarter and $38.0 million for the first nine months.

A strengthened balance sheet

Late in the third quarter the Company completed a shareholder rights offering netting approximately $60.9 million in additional equity funding.  Proceeds have been used to reduce Intertape’s long-term debt by $60.0 million, $45.0 million of which was repaid prior to the end of the third quarter and $15.0 million of which was repaid in early October.

In addition to this improvement, Intertape has reduced its outstanding draws under its Revolving Credit Facility from $5.0 million at June 30, 2007 to $0.1 million at September 30, 2007.  The Company’s Revolving Credit Facility allows it borrow up to $60.0 million, subject to certain financial covenant restrictions.  The Company’s Revolving Credit Facility expires in July 2009 and the Company believes that based on its current financial position and projected forecasts, it will be able to replace the Facility under terms that will continue to provide it with adequate liquidity.

Income taxes

For the nine months ended September 30, 2007, Intertape recorded income tax expense of approximately $9.0 million, including a $6.3 million tax asset valuation reserve recorded in the second quarter. The Company also incurred substantial nondeductible expenses associated with the strategic alternatives process. The Company’s estimated effective income tax rate for the nine months ended September 30, 2006 was approximately 17.5%.

Outlook

“We have turned the corner at Intertape.    Our progress, coupled with the improvement in our balance sheet and reduced borrowing requirements, places the Company in a solid position to make further gains.  We will continue to identify any opportunity to further lower working capital, grow our business, and to take additional costs out of our operations,” concluded Mr. Yull.

Non-GAAP Information

This release contains certain non-GAAP financial measures, including adjusted net earnings, EBITDA and Adjusted EBITDA. The Company believes the inclusion of such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, improve the period-to-period comparability of the Company's results from its core business operations, and are used by management and the Company’s investors in evaluating the Company’s performance. In particular, the Company’s covenants contained in the credit agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained. The Company has provided reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

“Adjusted net earnings” does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. “Adjusted net earnings” is defined by the Company as net earnings (loss) (as reported) less manufacturing facility closure costs, strategic alternatives costs and other charges (on a net of tax basis). A reconciliation of GAAP net earnings (loss) to adjusted net earnings is set forth in the table below.

Reconciliation of Net Earnings to Adjusted Net Earnings (in millions of US dollars, except per share amounts)
	Three months		Nine months
For the periods ended September 30,	2007	2006	2007	2006
	$	$	$	$
Net earnings (loss) – as reported	1.0	(123.3)	(7.7)	(151.5)
Add back: Accelerated amortization of debt issue expenses (net of tax)	0.9		0.9
Manufacturing facility closures, strategic alternatives and other charges (net of tax)	0.8	10.5	6.1	42.8
Impairment of goodwill (net of tax)		110.3		110.3
Adjusted Net earnings (loss)	2.7	(2.5)	(0.7)	1.6
Earnings (loss) per share:
Basic & diluted – as reported	0.02	(3.01)	(0.19)	(3.70)
Basic & diluted – adjusted	0.07	(0.06)	(0.02)	0.04

The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. The Company defines EBITDA as earnings (loss) before interest, taxes, depreciation and amortization, and amortization of other intangibles and capitalized software costs, and Adjusted EBITDA as EBITDA plus manufacturing facility closures, strategic alternatives costs and other charges. A reconciliation of the Company’s EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the table below.

EBITDA Reconciliation to Net Earnings (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2007	2006	2007	2006
	$	$	$	$
Net earnings (loss) – as reported	1.0	(123.3)	(7.7)	(151.5)
Add back (deduct): Financial expenses, net of amortization	5.9	6.5	17.4	18.9
Income taxes (recovery)	1.6	(17.2)	8.9	(32.1)
Depreciation and amortization	10.8	9.7	28.6	27.2
EBITDA	19.3	(124.3)	47.2	(137.5)
Manufacturing facility closures, strategic alternatives and other charges	1.3	16.0	8.1	66.0
Impairment of goodwill		120.0		120.0
Adjusted EBITDA	20.6	11.7	55.3	48.5

(All figures in US Dollars, unless otherwise stated; September 30, 2007 exchange rate: Cdn 1.0037 equals U.S. $1.00)

Conference Call

A conference call to discuss Intertape’s 2007 third quarter will be held later this morning, November 12, 2007 at 10 A.M. Eastern Time. Participants may dial 1-888-428-4480 (U.S. and Canada) and 1-612-332-0718 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the Access Code 893913. The recording will be available from Monday, November 12, 2007 at 12:30 P.M. until Wednesday, December 12, 2007 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information set forth in this Press Release, including statements regarding the business and anticipated financial performance of the Company, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Forward -looking statements include , but are not limited to, statements regarding the Company’s cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company’s product mix, and future financing plans.  Forward-looking statements can be identified in some cases by terms such as “may”, “should”, “could”, “intends”, “anticipates”, “potential”, and similar expressions intended to identify forward-looking statements. These statements, which reflect our current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company’s products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that we produce in or purchase materials from, and the availability and price of raw materials.

This Press Release contains certain non-GAAP financial measures as defined under SEC rules, including EBITDA, adjusted EBITDA and adjusted net earnings. The Company believes such non-GAAP financials measures improve the transparency of the Company’s disclosure, provide a meaningful presentation of the Company’s results from its core business operations, excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management’s projections, estimates and expectations is contained in the Company ’s SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

FOR FURTHER INFORMATION CONTACT:

Melbourne F. Yull

Executive Director

Intertape Polymer Group Inc.

(866) 202-4713

Rick Leckner

MaisonBrison

(514) 731-0000

Intertape Polymer Group Inc.
Consolidated Earnings

Periods ended September 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months		Nine months
	2007	2006	2007	2006
	$	$	$	$

Sales	201,875	195,120	575,818	624,915
Cost of sales	171,083	169,433	489,195	530,089
Gross profit	30,792	25,687	86,623	94,826

Selling, general and administrative expenses	17,508	21,399	52,505	66,174
Stock-based compensation expense	505	453	1,491	1,568
Research and development expenses	1,002	1,523	3,188	4,865
Financial expenses (Note 5):
Accelerated amortization of debt issue expenses	1,451		1,451
Other	6,397	6,762	18,583	19,875
Manufacturing facility closures, strategic alternatives and other charges	1,329	16,037	8,114	65,962
Impairment of goodwill		120,000		120,000
	28,192	166,174	85,332	278,444
Earnings (loss) before income taxes (recovery)	2,600	(140,487)	1,291	(183,618)
Income taxes (recovery)	1,628	(17,154)	8,967	(32,113)
Net earnings (loss)	972	(123,333)	(7,676)	(151,505)

Earnings (loss) per share
Basic	0.02	(3.01)	(0.19)	(3.70)

Diluted	0.02	(3.01)	(0.19)	(3.70)

Consolidated Retained Earnings (Deficit)

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2007	2006	2007	2006
	$	$	$	$
Balance, beginning of period	(67,737)	78,989	(59,532)	107,161
Adjustment to beginning balance as a result of changes in accounting policies (Note 2)			443
	(67,737)	78,989	(59,089)	107,161
Net earnings (loss)	972	(123,333)	(7,676)	(151,505)
Balance, end of period	(66,765)	(44,344)	(66,765)	(44,344)

===============================================================

Weighted average number of common shares outstanding

Cdn GAAP – Basic

40,986,940

40,986,057

40,986,940

40,978,709

Cdn GAAP – Diluted

40,986,940

40,986,057

40,986,940

40,978,709

US GAAP – Basic

40,986,940

40,986,057

40,986,940

40,978,709

US GAAP – Diluted

40,986,940

40,986,057

40,986,940

40,978,709

Intertape Polymer Group Inc.

Consolidated Statement of Comprehensive Income

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2007	2006	2007	2006
	$	$	$	$
Net earnings (loss)	972	(123,333)	(7,676)	(151,505)
Other comprehensive income:
Change in fair value of interest rate swap agreements (net of income tax recovery of $534 for the three months ended September 30, 2007 and $400 for the nine months ended September 30, 2007)	(910)		(680)
Change in accumulated currency translation adjustments	10,952	531	26,954	9,151
Other comprehensive income for the period	10,042	531	26,274	9,151
Comprehensive income (loss) for the period	11,014	(122,802)	18,598	(142,354)

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	September 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,080	17,299
Trade receivables, net of allowance for doubtful accounts of $6,239 ($6,457 in December 2006)	112,877	97,199
Share subscriptions receivable (Note 8)	16,273
Other receivables	2,096	1,900
Inventories	89,264	75,379
Parts and supplies	13,126	12,090
Prepaid expenses	3,809	3,912
Future income taxes	13,689	13,689
	257,214	221,468
Property, plant and equipment	320,485	322,867
Other assets	23,911	26,901
Future income taxes	53,864	57,404
Goodwill	69,288	63,746
	724,762	692,386
LIABILITIES
Current liabilities
Bank indebtedness	53
Accounts payable and accrued liabilities	99,995	81,467
Installments on long-term debt	18,894	19,743
	118,942	101,210
Long-term debt	240,786	310,734
Pension and post-retirement benefits	8,417	6,724
	368,145	418,668
SHAREHOLDERS’ EQUITY
Capital stock	348,262	287,323
Contributed surplus	11,567	9,786
Deficit	(66,765)	(59,532)
Accumulated other comprehensive income (Note 9)	63,553	36,141
	(3,212)	(23,391)
	356,617	273,718
	724,762	692,386

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2007	2006	2007	2006
OPERATING ACTIVITIES	$	$	$	$
Net earnings (loss)	972	(123,333)	(7,676)	(151,505)
Non-cash items
Depreciation and amortization	9,060	9,716	26,310	27,199
Amortization of debt issue expenses	1,772		2,249
Impairment of goodwill		120,000		120,000
Loss (gain) on disposal of property, plant and equipment	(45)	771	107	936
Other non-cash charges in connection with facility closures, strategic alternatives and other charges	1,373	12,348	1,373	48,012
Future income taxes	1,275	(17,833)	7,978	(33,303)
Stock-based compensation expense	504	453	1,491	1,568
Pension and post-retirement benefits funding in excess of amounts expensed	(524)	(1,098)	(1,852)	(1,572)
Cash flows from operations before changes in non-cash working capital items	14,387	1,024	29,980	11,335
Changes in non-cash working capital items
Trade receivables	(4,737)	19,144	(12,191)	18,548
Other receivables	(535)	1,564	(28)	7,028
Inventories	(382)	(1,897)	(9,784)	3,623
Parts and supplies	(87)	(227)	(660)	(674)
Prepaid expenses	(106)	466	214	3,554
Accounts payable and accrued liabilities	(906)	(2,327)	14,133	(5,371)
	(6,753)	16,723	(8,316)	26,708
Cash flows from operating activities	7,634	17,747	21,664	38,043
INVESTING ACTIVITIES
Property, plant and equipment	(3,530)	(6,727)	(12,467)	(20,738)
Proceeds on sale of property, plant and equipment	81	477	957	2,563
Other assets	(183)	(3,504)	(1,833)	(7,517)
Goodwill		(15)	(300)	(469)
Cash flows from investing activities	(3,632)	(9,769)	(13,643)	(26,161)
FINANCING ACTIVITIES
Net change in bank indebtedness	(4,947)		53	(5,000)
Repayment of long-term debt	(46,210)	(556)	(63,861)	(2,095)
Long-term debt	7		194
Deferred financing fees	(2,302)		(2,302)
Issue of common shares		6		136
Proceeds from shareholders’ rights offering	45,878		45,878
Cash flows from financing activities	(7,574)	(550)	(20,038)	(6,959)
Net increase (decrease) in cash	(3,572)	7,428	(12,017)	4,923
Effect of currency translation adjustments	298	70	798	460

Cash and cash equivalents, beginning of period	9,354	8,019	17,299	10,134
Cash and cash equivalents, end of period	6,080	15,517	6,080	15,517